SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



********************************************
          In the Matter of:
                                                            CERTIFICATE
                                                            PURSUANT TO
          FirstEnergy Corp.                                  RULE 24
          Ohio Edison Company
          The Cleveland Electric
            Illuminating Company
          The Toledo Edison Company
          Pennsylvania Power Company
          FirstEnergy Nuclear Generating
            Corp.

          (File No. 70-10322)
(Public Utility Holding Company Act of 1935)
********************************************

     This Certificate of Notification (the "Certificate") is filed by FirstEnergy Corp. ("FirstEnergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its subsidiaries named above, in connection with the transactions proposed in the Form U-1 Application-Declaration, as amended, in File No. 70-10322 (the "Application").

     In the Application, Ohio Edison Company ("Ohio Edison"), Pennsylvania Power Company ("Penn Power"), The Cleveland Electric Illuminating Company ("Cleveland Electric") and The Toledo Edison Company ("Toledo Edison") (collectively, the "Utility Subsidiaries") requested authorization to transfer their respective ownership interests in certain nuclear generating units to FirstEnergy Nuclear Generation Corp. ("FE Nuclear"); FE Nuclear requested authorization to issue notes ("FE Nuclear Notes") to Penn Power, Cleveland Electric, and Toledo Edison and Penn Power, Cleveland Electric, and Toledo Edison requested authorization to acquire the FE Nuclear Nores; and FE Nuclear requested authorization to issue and sell from time to time long-term and short-term debt securities. The transactions proposed in the Application were authorized by the Securities and Exchange Commission (the "Commission") by order dated December 2, 2005 (the "Order"). FirstEnergy hereby certifies that, on December 16, 2005, the Utility Subsidiaries complete the transfer of their respective interests in the nuclear generating plants to FE Nuclear and FE Nuclear issued and delivered FE Nuclear Notes to Penn Power, Cleveland Electric of Toledo Edison in the following principal amounts:

     Penn Power - $166 million

     Cleveland Electric - $993 million

     Toledo Edison - $706 million

     Included herewith as Exhibits F-1 and F-2 are "past tense" opinions of counsel.


                                S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalves by the undersigned thereunto duly authorized.


                                     FirstEnergy Corp.
                                     Ohio Edison Company
                                     The Cleveland Electric Illuminating Company
                                     The Toledo Edison Company
                                     Pennsylvania Power Company
                                     FirstEnergy Nuclear Generation Corp.


                                     By: /s/ Harvey L. Wagner
                                         --------------------
                                     Name:  Harvey L. Wagner
                                     Title: Vice President, Controller and
                                            Chief Accounting Officer

December 30, 2005


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